AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this "Merger Agreement") made and entered into as of January 19, 2011 by and between Global Arena Holding
Subsidiary Corp., a Delaware corporation ("Global Arena") and China Stationery and Office Supply, Inc., a Delaware corporation ("China Stationery").

WITNESSETH:

WHEREAS, Global Arena is a corporation duly organized and existing under the laws of the state of Delaware;

WHEREAS, China Stationery is a corporation duly organized and existing under the laws of the state of Delaware;

WHEREAS, as of the date of Closing, Global Arena will have the authority to issue 15,000,000 shares of common stock, $0.0001 par value per share, of which not more than 12,000,000 shares shall be validly issued and outstanding, fully paid and non-assessable;

WHEREAS, on the date of this Merger Agreement, China Stationery has authority to issue 100,000,000 shares of Common Stock, $.0001 par value (the "China Stationery Common Stock"), of which 11,987,427 common
shares are issued and outstanding.   China Stationery has authority to
issue 2,000,000 shares of Preferred Stock, $.001 par value, of which no preferred shares are issued and outstanding;

WHEREAS, the respective Boards of Directors of Global Arena and China Stationery have determined that it is advisable and to the advantage of said two corporations that Global Arena merge into China Stationery (hereinafter also referred to as the "Surviving Corporation" upon the terms and conditions herein provided; and

WHEREAS, the respective Boards of Directors of Global Arena and China Stationery have approved this Merger Agreement and the Boards of Directors of Global Arena and China Stationery have directed that this Merger Agreement be submitted to a vote of their shareholders, if required by state law.

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, Global Arena and China Stationery hereby agree to merge as follows:

(1)	Name Change.   The name of the Surviving Corporation shall be
amended to be Global Arena Holding Corp.

(2)	Mechanics for Closing Merger.    Prior to Closing, each party
shall execute and deliver, or cause to be executed and delivered to Jody M. Walker, Attorney At Law as escrow agent, all monies, common stock, documents and instruments, in form and substance satisfactory as reasonably required to carry out or evidence the terms of this Agreement.



Upon the approval of the respective shareholders, the executed Articles of Merger shall be filed with the Delaware Secretary of State.

(3)	Further Assurances.   At or after Closing, Global Arena, at the
request of China Stationery, shall promptly execute and deliver, or cause to be executed and delivered, to China Stationery all such documents and instruments, in form and substance satisfactory to China Stationery, as China Stationery reasonably may request in order to carry out or evidence the terms of this Agreement.

(4)	Reverse stock split.   Prior to Closing, China Stationery shall
effectuate a 1 for 20 reverse stock split on its issued and outstanding common shares. As a result, at the time of the Merger, there shall only be four hundred nine thousand, five hundred twenty four (409,524) common shares issued and outstanding in China Stationery.

Stock and Warrants of Global Arena.   On and after the Effective Date,
all of the outstanding certificates that prior to that time represented shares of Global Arena shall be recalled and canceled and up to 18,000,000 China Stationery Common Shares shall be issued in proportion to their ownership percentage. The registered owner on the books and records of Global Arena or its transfer agents of any outstanding certificate shall, until such certificate shall have been surrendered for transfer or otherwise accounted for to China Stationery or its transfer agents, have and be entitled to exercise any voting and other rights with respect to and to receive any dividend and other distributions upon the shares of China Stationery Common Stock evidenced by such outstanding certificate as above provided.

The warrant holders in Global Arena shall agree to exchange such Warrants and any rights attached thereto for warrants of comparable
value in China Stationery   There are currently Series A warrants to
purchase one million, eight hundred thirty two thousand, seven hundred fifty (1,832,750) common shares at exercise prices ranging from $.46 to $1.00 per common share and Series B warrants to purchase seven hundred forty three thousand seven hundred fifty (743,750) common shares at exercise prices ranging from $.52 to $1.00 per common share.

 (6)   Payment of China Stationery audit costs.   Global Arena has
agreed to pay all costs of completing the audit of China Stationery for the year ended December 31, 2010.

(7)	Further Assurances.  From time to time, as and when required by the Survivor Corporation or by its successors and assigns, there shall be executed and delivered on behalf of Global Arena such deeds and other instruments, and there shall be taken or caused to be taken by it such further and other action, as shall be appropriate or necessary in order to vest, perfect or confirm, of record or otherwise, in the Survivor Corporation the title to and possession of all the property, interests, assets, rights, privileges, immunities, powers, franchises and authority of Global Arena, and otherwise to carry out the purposes of the Merger Agreement, and the officers and directors of the Survivor


Corporation are fully authorized in the name and on behalf of Global Arena or otherwise to take any and all such action and to execute and deliver any and all such deeds and other instruments.

 (8)	Book Entries.  As of the Effective Date, entries shall be made upon the books of China Stationery in accordance with the following.

	(a)	The assets and liabilities of Global Arena shall be
recorded at the amounts at which they were carried on the books of Global Arena immediately prior to the Effective Date.

	(b)	There shall be credited to the common stock account of
China Stationery the aggregate amount of the total paid-in capital of all shares of China Stationery Common Stock resulting from the conversion of the outstanding Global Arena Common Stock pursuant to the merger.

	(c)	There shall be credited to the retained earnings account of
China Stationery the aggregate of the amount carried in the retained earnings account of Global Arena immediately prior to the Effective
Date.

(9)	Access to Documentation.  Prior to the merger, China Stationery and Global Arena shall provide each other full access to their books and records, and shall furnish financial and operating data and such other information with respect to their business and assets as may reasonably be requested from time to time. If the proposed transaction is not consummated, all parties shall keep confidential any information (unless ascertainable from public filings or published information) obtained concerning each others operations, assets and business.

(10)	Abandonment.  At any time before the Effective Date, the
Agreement and Plan of Merger and the Articles of Merger may be terminated and the Merger may be abandoned by the Board of Directors of either China Stationery or Global Arena or both, notwithstanding approval of the Merger Agreement by the shareholders of China
Stationery or the shareholders of Global Arena or both.

(11)	Counterparts.  In order to facilitate the filing and recording of this Merger Agreement the same may be executed in any number of counterparts, each of which shall be deemed to be an original.

IN WITNESS WHEREOF, this Merger Agreement, having first been duly approved by resolution of the Boards of Directors of Global Arena and China Stationery, is hereby executed on behalf of each of said two corporations by their respective officers thereunto duly authorized.



Global Arena Holding Subsidiary Corp.	ATTEST:
A Delaware corporation


/s/John Matthews                          /s/Josh Winkler
----------------                          ---------------
John Matthews, Chief Executive Officer	Josh Winkler, Director


China Stationery and Office Supply, Inc.	ATTEST:
A Delaware corporation

/s/John Matthews                          /s/Josh Winkler
----------------                          ---------------
John Matthews                             Josh Winkler
Chief Executive Officer	                  Chief Financial Officer






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